FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of April 08, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

James McAdam

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted in April 1999 and subsequent sale of shares

7) Number of shares/amount of
stock acquired

869,347

8) Percentage of issued class

0.050

9) Number of shares/amount
of stock disposed

869,347

10) Percentage of issued class

0.050

11) Class of security

0.5p ordinary shares

12) Price per share
Exercise price £0.4975 per share
Selling price £1.122212 per share
13) Date of transaction

08.04.05

14) Date company informed

08.04.05

15) Total holding following this notification

261,088

16) Total percentage holding of issued class following this notification

0.0150

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 90 90 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.....8 April 2005...........

    1) Name of company

    Signet Group plc

    2) Name of director

    Robert Blanchard

    3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    Director named in 2. above

    4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    As in 2. above

    5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    Director named in 2. above

    6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    Personal purchase

    7) Number of shares/amount of
    stock acquired

    365 ADRs = 3,650 shares

    8) Percentage of issued class

    0.0002

    9) Number of shares/amount
    of stock disposed

    -

    10) Percentage of issued class

    -

    11) Class of security

    0.5p Ordinary Shares

    12) Price per share

    $21.46 per ADR (1 ADR = 10 shares)

    13) Date of transaction

    07.04.2005

    14) Date company informed

    07.04.2005

    15) Total holding following this notification

    10,010

    16) Total percentage holding of issued class following this notification

    0.0005

    If a director has been granted options by the company please complete the following boxes

    17) Date of grant

    -

    18) Period during which or date on which exercisable

    -

    19) Total amount paid (if any) for grant of the option

    -

    20) Description of shares or debentures involved: class, number

    -

    21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    -

    22) Total number of shares or debentures over which options held following this notification

    -

    23) Any additional information

    -

    24) Name of contact and telephone number for queries

    Anne Keates telephone 0870 90 90 301

    25) Name and signature of authorised company official responsible for making this notification

    Date of Notification......8 April 2005..........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   April 08, 2005